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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of: December, 2004

Commission File Number: 000-31815

HYDROGENICS CORPORATION — CORPORATION HYDROGENIQUE
(Exact name of registrant as specified in charter)

5985 MCLAUGHLIN ROAD, MISSISSAUGA, ONTARIO L5R 1B8, CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b) :                             .

EXPLANATORY NOTE

On December 1, 2004, Hydrogenics Corporation issued a press release entitled "Hydrogenics Corporation Mails Offer to Purchase All the Issued and Outstanding Shares of Stuart Energy Systems Corporation". A copy of this press release is attached to this report as Exhibit 1.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
Date: December 2, 2004
	By:	/s/ JONATHAN LUNDY Name: Jonathan Lundy Title: Vice President, General Counsel and Corporate Secretary

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EXHIBIT INDEX

Exhibit	Description
1.	Press release dated December 1, 2004, entitled "Hydrogenics Corporation Mails Offer to Purchase All of the Issued and Outstanding Shares of Stuart Energy Systems Corporation."

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